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SEC FILE NUMBER
8- 12676

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Diversified Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6700 E. Pacific Coast Hwy-150
(No. and Street)

Long Beach	CA	90803
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nicolette Denney	760-815-1817	ndenney@fincocontrols.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese, CPA P.C.
(Name – if individual, state last, first, and middle name)

125 East Lake Street, Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

10/30/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Richard Conway, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Diversified Securities, Inc., as of December 31st, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

* see attached

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 25th day of February, 2022, by Richard Conway,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

MICHELLE PATRICIA ARELLANO
Notary Public - California
Los Angeles County
Commission # 2294767
My Comm. Expires Jun 26, 2023

(Seal) Signature Michelle Arellano

Diversified Securities Incorporated

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2021

Contents

Diversified Securities Incorporated

Independent Auditor's Opinion

For the Year-ending December 31, 2021

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Diversified Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Diversified Securities, Inc. as of December 31, 2021, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Diversified Securities, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Diversified Securities, Inc.'s management. Our responsibility is to express an opinion on Diversified Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Diversified Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Diversified Securities, Inc.'s financial statements. The supplemental information is the responsibility of Diversified Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Diversified Securities, Inc.'s auditor since 2019.

Michael Coglianese CPA, P.C.

Bloomingdale, IL

February 28, 2022

Diversified Securities Incorporated

Financial Statements

For the Year-ending December 31, 2021

Diversified Securities Incorporated
Statement of Financial Condition
As of and for the Year-Ended December 31, 2021

Assets

Cash	$	54,316
Accounts receivable		27,691
Lease deposit		11,304
Prepaid account		144
Marketable securities, at fair value		315,015
Right of use lease asset		396,134
Total assets	$	804,604

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	40,217
Lease liability	$	414,616
Due to Affiliates		1,600
Total liabilities		456,433
Commitments		
Stockholder's equity		
Common stock, $5 par value; 20,000 shares authorized 4,334 shares issued and outstanding		21,675
Additional paid-in capital		31,323
Retained earnings		295,173
Total Stockholder's equity		348,171
Total Liabilities and Stockholder's equity	$	804,604

The accompanying notes are an integral part of these financial statements.

Diversified Securities Incorporated
Statement of Operations
As of and for the Year-Ended December 31, 2021

Revenues		
Management fees - related party	$	780,000
Change in fair value of marketable equity securities		972
Commissions revenue		4,754
Dividends		2,216
Total revenues		787,942
Expenses		
Salaries and Payroll taxes		432,396
Insurance		148,957
Rent		122,681
Professional fees		17,000
Regulatory fees		2,942
Taxes, licenses & fees		2,852
IT support		1,375
Commissions		559
Other operating expenses		93,100
Total expenses		821,862
Other Income		
		-
Unrealized Gain Equity Secs		115,905
Total other income		115,905
Net Income	$	81,985

The accompanying notes are an integral part of these financial statements.

Diversified Securities Incorporated
Statement of Cash Flows
As of and for the Year-Ended December 31, 2021

Cash flows from operating activities:		
Net income	$	81,985
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in fair value of marketable equity securities		(115,905)
Change in operating assets and liabilities:		
Right of use lease asset		139,140
Prepaid expense and other current assets		(2,532)
Accounts payable and accrued liabilities		4,828
Lease Liability		(125,168)
Net cash used in operating activities		(17,652)
Net decrease in cash		(17,652)
Cash at beginning of year		71,968
Cash at end of year	$	54,316
Supplemental disclosure of non-cash transactions:		
Taxes paid		800

The accompanying notes are an integral part of these financial statements.

Diversified Securities Incorporated
Statement of Changes in stockholders' equity
As of and for the Year-Ended December 31, 2021

	Common Stock		Additional Paid-in	Retained	Accumulated Other Comprehensive	Total Stockholder's
	Shares	Amount	Capital	Earnings	Income	Equity
Balance at January 1, 2020	4,334	$ 21,675	$ 31,323	$ 213,188	$ -	$ 266,186
Net income	-	-	-	81,985	-	81,985
Balance at December 31, 2021	4,334	$ 21,675	$ 31,323	$ 295,173	$ -	$ 348,171

The accompanying notes are an integral part of these financial statements.

Diversified Securities Incorporated
Notes to Financial Statements
As of and for the Year-Ended December 31, 2021

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Diversified Securities, Incorporated (the "Company") is a wholly-owned subsidiary of DSI Financial, Inc ("Parent"). The Company acts as an introducing broker/dealer and facilitates limited partnership resales and transfers for DSI Properties, Inc ("DSIP"), an entity affiliated through common ownership. The Company also provides certain management services to DSIP.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company's main office is located in Long Beach, California. It also maintains branch offices in Tustin and West Covina, California.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Marketable equity securities

Marketable equity securities are held directly and accounted for at fair value.

In January 2016, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2016-01 *"Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.* ASU 2016-01 amends various aspects of the recognition, measurement, presentation, and disclosure of financial instruments. Upon adoption of ASU 2016-01 in January 2018, the Company now recognizes unrealized gains and losses related to marketable equity securities in other income (expense.

Revenue Recognition

Management fees are earned over the period over which the services are performed in accordance with the terms of the related agreement in providing management services to DSI Properties.

Commission revenue includes limited partnership sales commissions and trailing commission fees for mutual funds. Limited partnership sales commissions earned are based on the trade date of the transaction. The mutual fund trailing commission fees are based on a percentage of the current market value of clients' investment holdings in eligible assets and recognized over the period during which services are performed. During the year ended December 31, 2021, there were mutual fund commissions in the amount of $4,754.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Fair Value

FASB ASC 820, *Fair Value Measurements and Disclosures,* defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure requirements for fair value measurements.

FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 - Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company at the measurement date.

Level 2 - Valuations based on inputs that are observable in the marketplace other than those inputs classified as Level 1.

Level 3 - Valuations based on inputs that are unobservable in the marketplace and significant to the valuation.

The following table presents the Company's assets and related valuation inputs within the fair value hierarchy utilized to measure fair value as of December 31, 2021 on a recurring basis:

	Level 1	Level 2	Level 3	Total
Marketable equity securities	$ 315,015	$ -	$ -	$ 315,015

The fair value of marketable equity securities is based on quoted market prices in active markets for identical assets. There were no transfers in or out during 2021.

Income Taxes

The Company files consolidated Federal and State corporate tax returns with its parent, DSI Financial, Inc., which elected to be taxed as a Subchapter S corporation effective January 1, 2008 and thereafter. Diversified Securities, Inc., as a wholly-owned subsidiary of DSI Financial, Inc., elected to be treated as a Qualified Subchapter S Subsidiary which was also effective January 1, 2008 and thereafter. Accordingly, the taxable income of the consolidated group is reported on the consolidated income tax return and passed through to the stockholders to be reported on their respective income tax returns. For California tax purposes, the consolidated group is subject to a 1-1/2% California franchise tax.

NOTE 3 - LEASES

In January 2016, the FASB issued ASU 2016-02, Topic 842, Leases. Also, in July 2018, the FASB issued ASU 2018-10, Codification Improvements to Leases. These standards require the recognition of lease assets and lease liabilities by lessees for those leases previously classified as operating leases under previous U.S. GAAP. The lease asset would reflect a right-to-use asset and the lease liability would reflect the present value of the future lease payments. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and a modified retrospective transition approach is required where companies will have to recognize and measure leases at the beginning of the earliest period presented. The Company has performed an assessment of ASU 2016-02.

NOTE 3 – LEASES (continued)

FASB ASC Topic 842 which requires capitalization of leases on the balance sheet to represent a "Right of Use Asset" and corresponding "Lease Liability". As of December 31, 2021, the Company has reported a right to use asset in the amount of $396,134, which is offset by a liability in the amount of $414,616. There is no impact to the Company's net capital, as the right of use asset is allowable to the extent of the offsetting lease obligation.

NOTE 4 - CONCENTRATION OF RISK

Amounts held in financial institutions occasionally are in excess of the Federal Deposit Insurance Corporation limits. The Company deposits its cash in high quality financial institutions, and management believes the Company is not exposed to significant credit risk on those amounts.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company is affiliated through common ownership with other entities. Because of the nature of their relationship, the Company's Parent has the ability to influence the nature and extent of the revenues recognized and some costs incurred by the Company. Common ownership could result in operating results or the financial position of the Company being significantly different than if the entities were autonomous.

Management fees
During the year ended December 31, 2021, the Company earned management fees totaling $780,000 for providing management services to DSIP.

Due from affiliate
At times the Company pays for expenses, including payroll and rent, on behalf of DSI Financial Group ("DSIFG"), an entity also affiliated through common ownership. As of December 31, 2021, an amount of $25,009 was due from this affiliate. No interest was charged on these amounts for the year ended December 31, 2021.

NOTE 6 - COMMITMENTS

The Company entered into operating leases relating to its offices in Long Beach, West Covina, and Covina, California. During the year ended December 31, 2021, rent expense of approximately $70,315 for the facilities in West Covina and Covina were reimbursed by DSIFG for the use of respective facilities. The Covina lease agreement expired August 2021. The lease agreements for West Covina and Long Beach expire in various years through 2025. Long Beach entered into a new lease adjusted lease as of June 2021 reducing their space. Under the lease agreements, the Company is responsible for its share of operating expenses and taxes.

Rent expense for the year ended December 31, 2021 was $118,205, net of rent reimbursement. The remaining minimum future rental payments under non-cancelable operating leases as of December 31, 2021, are approximately as follows:

NOTE 6 – COMMITMENTS (continued)

Year ended December 31,		*Amount*
2022		156,316
2023		123,247
2024		126,944
2025		130,753
Total minimum future rental payments	$	537,259

NOTE 7 - NET CAPITAL

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule (SEC 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's applicable minimum net capital is the greater of $5,000 or 6-2/3% percent of total aggregated indebtedness. SEC 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $219,062 which was $214,062 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 27.53% to 1.00 at December 31, 2021.

NOTE 8 – EXEMPTION FROM THE SEC RULE 15c3-3

Subsequent to amending its FINRA membership agreement, the Company claims exemptions from SEC Rule 15c3-3 pursuant to section (k)(2)(i). Such exemption is provided for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

NOTE 9 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 6, 2022, the date which the financial statements were available to be issued. There were no subsequent events noted that would require adjustment to or disclosure in these financial statements.

Diversified Securities Incorporated

Supplementary Information Pursuant to SEA Rule 17a-5

For the Year-ending December 31, 2021

Diversified Securities Incorporated
Supplementary Computations Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2021

Computation of net capital		
Shareholder's equity	$ 348,171	
Total Shareholder's equity		$ 348,171
Less: Non-allowable assets		
Petty cash	100	
Other receivable	25,009	
Other assets - deposits	11,304	
Accounts receivable	2,826	
Total non-allowable assets		39,239
Net capital before haircuts		308,932
Less: Haircuts and undue concentration		
Marketable equity securities (15% of $160,650)	47,252	
Undue concentration	42,618	
Total haircuts & undue concentration		89,870
Net Capital		219,062
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 4,020	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 214,062
Computation of Aggregate Indebtedness		
Total allowable liabilities		$ 60,299
Ratio of aggregate indebtedness to net capital	27.53%	
Net capital less 10% of aggregate indebtedness		213,032
Reconciliation of the Computation of Net Capital Under Rule 15c3-1		
Net Capital Computed and Reported on FOCUS IIA as of December 31, 2021		$ 219,062
Difference in calculation of undue concentration haircut		-
Net Capital per Audit		219,062

Diversified Securities Incorporated
Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2021

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i).

Statement Related to Computation of Determination of Reserve

A computation of reserve requirement is not applicable as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Independent Public Accountants Review Report on Diversified Securities Incorporated's Exemption Report

Diversified Securities Incorporated
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2021

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Diversified Securities, Inc.
6700 E. Pacific Coast Hwy, #150
Long Beach, CA 90803
(562) 493-8881
Fax (562) 493-9352

February 8, 2022

Michael Coglianese, CPA
125 E. Lake Street, Suite 303
Bloomingdale, IL 60108

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Diversified Securities Inc.;

1. Claims exemption 15c3-3(k)(2)(i) from 15c3-3;
2. We have met the identified exemption from January 1, 2021 through December 31, 2021, without exception, unless, noted in number 4, below;
3. We have no exceptions to report this fiscal year.

Richard Conway
President

Securities offered through H. Beck, Inc., Member FINRA, SIPC
H. Beck and Diversified Securities, Inc. are not affiliated

Diversified Securities Incorporated

Supplementary Agreed Upon Procedures Report

Pursuant to SEA Rule 17a-5(e)(4)

As of and for the Year-Ended December 31, 2021

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Diversified Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Diversified Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Diversified Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Diversified Securities, Inc. stated that Diversified Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Diversified Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Diversified Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) (exemption provisions) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 28, 2022

Diversified Securities Incorporated
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2021

SIPC Reconciliation

Form	Filing Date	Amount Paid	Filed/Paid To
SIPC 6	07/28/2021	$ 5.00	SIPC
SIPC 7	01/26/2022	$ 7.00	SIPC
Total		$12.00	
Amount Due per Reconciliation		$12.00	
Overpayment (Underpayment)		$0.00	

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Diversified Securities Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Diversified Securities Inc. and the SIPC, solely to assist you and SIPC in evaluating Diversified Securities Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Diversified Securities Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Diversified Securities Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Diversified Securities Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 28, 2022